20010663

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2020
Washington DC
415

SEC FILE NUMBER
8-44905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PMA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2135 CityGate Lane, 7th Floor
(No. and Street)

Naperville (City) IL (State) 60563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Davis (630) 657-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMA Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

OFFICIAL SEAL
CHRISTOPHER W WRIGHT
NOTARY PUBLIC, STATE OF ILLINOIS
KANE COUNTY
MY COMMISSION EXPIRES 01/30/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Board of Directors and Member of
PMA Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PMA Securities, LLC (the Company) as of December 31, 2019, and the related statement of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Supplementary Schedules I - III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of PMA Securities, LLC's financial statements. The Supplemental Information is the responsibility of PMA Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I - III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2010.

Chicago, Illinois
February 4, 2020

PMA Securities, LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	2,992,152
Receivable from clearing broker		628,621
Receivable from related party		168,600
Accounts receivable		438,455
Prepaid expenses		64,727
Other assets		39,282
Total Assets	$	4,331,837
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	15,017
Member's equity		4,316,820
Total Liabilities and Member's Equity	$	4,331,837

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

PMA Securities, LLC (the Company) has been organized to provide local government investment pools, municipal securities, government securities, certificates of deposit, and money market funds as investments and financial advisory services to public-sector clients and other institutional entities. The Company is registered as a broker-dealer and municipal advisor with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board, and is a member of the Financial Industry Regulatory Authority.

On March 26, 2019, the Company converted from an Illinois corporation to an Illinois limited liability company and changed its name to PMA Securities, LLC. All shares in the Company were contributed to the Member in exchange for the interest in the Company. On April 2, 2019, the Shareholders of Member sold their interest in the Member ultimately to an external group of investors. The acquiring entity did not elect to push down the results of the purchase accounting to the Company.

The Company operates under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Exchange Act) and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a government securities broker-dealer and does not hold funds or securities for or owe money or securities to customers. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of customers, on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves the required books and records.

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, changes in members' equity, and cash flows.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company considers highly liquid investments that have original maturities of three months or less at the date of acquisition to be cash equivalents.

Accounts receivable: Receivables represent fees earned, but not yet received and are carried at original amount owed less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. At December 31, 2019, there was no allowance for doubtful accounts.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Revenue recognition: The financial statements are presented utilizing the accrual method of accounting, which recognizes revenue as earned and expenses as incurred. Financial advisory, commissions and remarketing fees are recognized as earned.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company buys and sells certificates of deposit, savings deposit accounts, and securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Certificate of deposit and securities commissions paid to the Company are made at the time of placement. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company receives a fee on the placement of savings deposit accounts based on an interest rate on the customer's daily balance. The fee is calculated daily and recognized at the end of the month. Commissions earned from certificates of deposit for the year ended December 31, 2019, were $3,130,383. Commissions earned from savings deposit accounts for the year ended December 31, 2019, were $1,334,966. Commissions earned from securities for the year ended December 31, 2019, were $1,735,550. These amounts are included in commissions and fees on the Statement of Income.

The Company provides financial advisory services to customers. Revenues are earned from services provided by the Company related to the debt structuring and debt issuance of the customer. A financial advisory agreement between the Company and the customer determines the fee. The Company believes that the date of the customer bond closing is the appropriate point in time to recognize revenue and the performance obligation for the financial advisory services is complete as there are no significant actions which the Company needs to take subsequent to this date. Payment is received by the Company on the bond closing date.

The Company provides marketing services to local government investment pools on a daily basis. The Company believes the performance obligation for providing the marketing services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are paid to the Company monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: Previously, the Company, had elected to be taxed under sections of federal and state income tax law which provide that, in lieu of corporation income taxes, the stockholders report their pro rata shares of the Company's taxable income or loss. On March 26, 2019, the Company converted from a corporation to a single-member limited liability company that is treated as a disregarded entity for tax purposes. Therefore, these statements do not include any provision for corporate income taxes other than provisions for Illinois replacement taxes, which are included with general and administrative expenses on the Statement of Income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2019, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2016.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recent accounting pronouncements: In February 2016, the FASB issued ASU 2016-02, *Leases*, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessor accounting remains substantially similar to current GAAP. The new standard is effective for fiscal years beginning after December 15, 2018 and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company adopted ASU 2016-02 on January 1, 2019 using this approach. The Company has determined that there was no initial impact as a result of adopting ASU 2016-02, nor does it expect any significant financial statement impact in future periods.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses, on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed their analysis as of January 1, 2020 related to the above noted financial assets within the scope of ASC 326 and identified no material current expected credit loss to be recorded.

Note 2. Receivable from Clearing Broker

At December 31, 2019, receivable from clearing broker consists of cash deposited at the Company's clearing broker totaling $628,621. Cash held by the clearing broker may serve as clearing deposits and be effectively restricted from use of the Company, see Note 3.

Note 3. Concentration of Credit Risk

As reflected in Note 1, the Company operates in part under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Exchange Act. Since the Company does not clear its own securities transactions for certain securities, it has established accounts with a clearing broker for this purpose. This can and does result in a concentration of credit risk with this broker. Such risk, however, is mitigated by the clearing broker's obligation to comply with the rules and regulations of the SEC. At December 31, 2019, the Company had a clearing deposit at the clearing broker of $100,000, which is included on the Statement of Financial Condition in receivable from clearing broker. Additional terms of the clearance agreement require the Company to maintain a minimum coverage on its broker's fidelity bond. The Company is prohibited from entering into similar agreements without prior written approval from the clearing broker. The agreement may be terminated by either party with 90 days prior written notification. In addition, if the Company terminates this agreement at any time, it may be liable for expenses incurred by the clearing broker in connection with transferring, converting or closing the accounts held at the clearing broker. The Company consistently monitors the creditworthiness of the clearing broker to mitigate the Company's exposure to credit risk.

The Company engages in dealing in government securities including those backed or guaranteed by the full faith and credit of the United States government. As part of its activities, the Company maintains an account titled *Special Account for the Exclusive Benefit of Customers* for its government securities clearing activities and operates in part under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Exchange Act.

The Company maintains cash balances at several financial institutions. Accounts at each institution may exceed insured limits of the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 4. Related-Party Transactions

Pursuant to an agreement, the Company has been billed for salaries, benefits, promotions, and rent by PMA Financial Network, LLC in which the member of the Company is also a member. The amount billed for such expenses incurred on the Company's behalf for the year ended December 31, 2019, was $6,081,540, included in contractual management expense on the Statement of Income.

PMA Financial Network, LLC, in which the member of the Company is also a member, received cash on behalf of the Company for commissions earned from savings deposit account deposits. The amount remitted to the Company from the related company for the year ended December 31, 2019 was $1,334,966, included in commissions and fees on the Statement of Income.

The amount owed to the Company by PMA Financial Network, LLC for marketing fees and commissions at December 31, 2019 was $168,600, included in receivable from related party on the Statement of Financial Condition.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $3,605,756, which was $3,505,756 in excess of its required net capital of $100,000. At December 31, 2019, the Company's aggregate indebtedness to net capital ratio was 0.004 to 1.